November 19, 2018

Aamer Sarfraz
Chief Executive Officer
DOTA Holdings Limited
c/o Draper Oakwood Investments, LLC
55 East 3rd Ave.
San Mateo, CA 94401

       Re: DOTA Holdings Limited
           Amendment No. 1 to Registration Statement on Form F-4
           Filed November 7, 2018
           File No. 333-227379

Dear Mr. Sarfraz:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2018 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed November 7, 2018

General Description of Business Combination Agreement, page 70

1. We note your response to comment 3, and your amended disclosure on page 71 of your filing; yet your amended disclosure is not fully responsive to our comment. Please revise your disclosure on the cover page of your filing to provide a brief explanation of how you will determine the number of shares to be issued to each holder of Reebonz shares in exchange for Holdco Shares. Alternatively please revise your cover page to direct the reader to page 71 for this information.
 Aamer Sarfraz
FirstName LastNameAamer Sarfraz
DOTA Holdings Limited
Comapany 19, 2018
November NameDOTA Holdings Limited
November 19, 2018 Page 2
Page 2
FirstName LastName
Governing Law and Dispute Resolution, page 75

2. We note your response to comment 13 that the governing law and dispute resolution provisions in the Business Combination Agreement apply solely to claims or actions brought by one or more parties to the Business Combination Agreement, and that the agreement does not provide an exception to the arbitration and waiver provisions with respect to claims or actions brought pursuant to the federal securities laws. We note, however, that while DOTA and Reebonz were each represented by experienced counsel in the negotiation of the Business Combination Agreement, "each of the holders of
         [Reebonz's] outstanding capital shares named on Annex I" are also parties to the Business
         Combination Agreement, and will also be limited by the arbitration and waiver provisions in the Business Combination Agreement. Please confirm, if true, that the arbitration and waiver provisions are not intended to apply to claims or actions brought pursuant to the federal securities laws.
Background of the Business Combination, page 78

3. We note your response to comment 19, and your amended disclosure on page 83 that
         "DOTA and Reebonz reconsidered the $25 million cash condition in the LOI," but this is the first time this condition is mentioned in the background of the business combination.
         Please briefly describe the cash condition and the parties' original purpose for including this term in the LOI.
DOTA's Board of Directors' Reasons for Approval of the Business Combination, page 83

4. We note you response to comment 21 that DOTA's financial advisors did not provide a report to its board of directors but instead gave their comments on target valuation and deal structure via in-person meetings, conference calls, and interactions via email. Please provide in your filing a brief summary of the specific valuations and/or projections provided to DOTA management by Cowen and/or EBC via in-person presentation, conference call, or email. Alternatively, please provide us with your legal analysis as to why these communications do not constitute a report, opinion, or appraisal materially relating to the transaction. For guidance, refer to Item 4(b) of Form S-4 and Item 1015(b)
         of Regulation M-A.
The Business Combination Proposal
Satisfaction of 80% Test, page 85

5. We note your response to comment 20, and your amended disclosure. Please provide a more fulsome discussion of the analyses and methodologies your board conducted in relation to the disclosed ratios and the review of projections provided by Reebonz. For example, please describe how the comparison of the disclosed ratios and the review of the disclosed projections resulted in the board's determination that the consideration being paid in the Business Combination was fair.
 Aamer Sarfraz
DOTA Holdings Limited
November 19, 2018
Page 3
Employees, page 114

6. We note your response to comment 26. Please clearly disclose in your filing the information provided in your response including that, after the business combination,
      DOTA will continue to exist as a wholly owned subsidiary of Holdco to pursue potential business purposes, and that Holdco's board may determine to dissolve DOTA at any time.
Business of Reebonz
Overview, page 129

7. We note your response to comment 28, and that you have supplementally provided us with certain data from Reebonz to support the statement that it is a leading player in the online luxury markets, but this is not completely responsive to our comments. Please disclose in your filing the measure by which Reebonz is a "leading player" in the online luxury markets. For example, disclose whether it leads by sales volume, GMV, annual revenue, etc.
Reebonz Limited Annual Consolidated Financial Statements
Note 31. Financial Instruments, page F-129

8. We note your response to comment 31. Please explain in more detail how the fair value estimates for the convertible preference shares as of December 31, 2017 and June 30,
      2018 were based on or related to the enterprise value of Reebonz as determined in connection with the pending business combination.
        You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or Robyn
Manuel, Staff Accountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at
(202) 551-2545, or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameAamer Sarfraz
                                                            Division of
Corporation Finance
Comapany NameDOTA Holdings Limited
                                                            Office of Consumer
Products
November 19, 2018 Page 3
cc:       Jeffrey W. Rubin
FirstName LastName